January 22, 2008

Ellis E. Cousens
Executive Vice President and Chief Financial & Operations Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

      Re: **John Wiley & Sons, Inc.**
                Commission file number: 1-11507
                Form 10-K: For the fiscal year ended April 30, 2007

Dear Mr. Cousens:

We have reviewed the above referenced filings and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended April 30, 2007

Management's Discussion and Analysis of Business, Financial Condition and Results of Operations

Core Businesses
Higher Education, Key Acquisition/Collaborations

1. Please explain to us how you account for your relationship with Microsoft as their sole publishing partner, including how revenue generated and costs incurred are

divided between parties, and how payments to and from them are characterized within your income statement. Also include how you account for assumed responsibility associated with the sale of existing Microsoft titles. Consider presenting the details of the arrangement including when revenue is recognized and the term of the agreement

Fiscal Year 2007 Summary Results

2. Please explain to us the nature of the $13 million acquisition accounting adjustment to revenue and gross margins on Blackwell sales, including the factors that caused the adjustment as well as how you determined the amount.

Non-GAAP Financial Measures

3. We note that you present non-GAAP adjusted net income which excludes tax benefits on dividends repatriated and the resolution of tax matters. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the item is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Based upon the nature of these adjustments, we believe it would be difficult for management to demonstrate that their financial impact will disappear or become immaterial within a near-term finite period. In this regard, either (i) remove this presentation or (ii) tell us how management reasonably believes that these items are non-recurring events in nature and significantly revise your disclosure to provide the following as described by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm:

   • the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

   • the economic substance behind management's decision to use such a measure;

   • the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

   • the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

   • the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors

Fiscal Year 2007 Segment Results

4. Please explain to us the nature of the reason for the change in product prices used to settle inter-segment sales.

Note 9: Goodwill and Other Intangible Assets

5. Please tell us the events and circumstances that resulted in your determination of an indefinite useful life for $120 million of your acquired publishing rights pursuant to paragraph 16 of SFAS 142. Tell us the publishing rights that fall under this category and how long each imprint or brand has been generating revenue.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307, Lyn Shenk at 202-551-3380, or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief